SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.
(Name of Issuer)

Kayne Anderson Energy Infrastructure Fund, Inc.
(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

48661E108
(CUSIP Number of Class of Securities)

Michael J. O’Neil
KA Fund Advisors, LLC
2121 Avenue of the Stars, 9th Floor
Los Angeles, California 90067
(713) 493-2020

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

R. William Burns Paul Hastings LLP 600 Travis Street, 58th Floor Houston, Texas 77002 (713) 860-7300	David A. Hearth Paul Hastings LLP 101 California Street, 48th Floor San Francisco, California 94111 (415) 856-7000

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Kayne Anderson Energy Infrastructure Fund, Inc., a Maryland corporation (“KYN”).

This Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2023 (as may be amended from time to time, the “Merger Agreement”), by and between KYN and Kayne Anderson NextGen Energy & Infrastructure, Inc., a Maryland corporation (“KMF”). Pursuant to the Merger Agreement, KMF will be merged with and into a wholly owned subsidiary (“Merger Sub”) of KYN (the “Merger”). KMF stockholders will be entitled to receive in exchange for each of their outstanding shares of KMF common stock either (i) shares of KYN common stock equal to 100% of the net asset value (“NAV”) per share of the KMF common stock (“Stock Consideration”) or (ii) an amount of cash equal to 95% of the NAV per share of the KMF common stock (“Cash Consideration”). KMF stockholders’ right to elect to receive Cash Consideration is subject to the adjustment and proration procedures set forth in the Merger Agreement to ensure that the total number of shares of KMF common stock converted into the right to receive Cash Consideration will not exceed 7,079,620 shares (representing 15% of the outstanding shares of KMF common stock prior to the closing of the Merger). KMF will then cease its separate existence under Maryland law and terminate its registration under the Investment Company Act of 1940, as amended (the “1940 Act”). Immediately following the Merger, it is expected that Merger Sub will be merged with and into KYN.

The Board of Directors of KMF, including the directors who are not “interested persons” of KMF (as defined in Section 2(a)(19) of the 1940 Act, has unanimously approved the Merger Agreement, determined the Merger to be in the bests interests of each of KMF and KYN and directed that the Merger proposal be submitted to the KMF stockholders for consideration.

Stockholder approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding KMF common and preferred stock (voting as a class). In addition, the rules of the New York Stock Exchange require that the stockholders of KYN approve the issuance of additional shares of KYN common stock in connection with the Merger. KYN stockholder approval of the issuance of additional KYN common shares in connection with the Merger requires the affirmative vote of the holders of a majority of votes cast by the holders of the issued and outstanding KYN common and preferred stock (voting as a class).

Concurrently with the filing of this Transaction Statement, KYN is filing an amendment to its Registration Statement on Form N-14 (File No. 333-270879) (the “Registration Statement”) relating to the Merger Agreement and the transactions contemplated thereby under the Securities Act of 1933, as amended. The Registration Statement includes a joint proxy statement/prospectus (the “Proxy Statement”) for the solicitation of the required approvals by each of the KYN and KMF stockholders. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Registration Statement is not yet effective and it and the Proxy Statement are subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

(b)	Securities. Common stock, par value $0.001 per share of KMF. As of July 31, 2023, there were 47,197,462 shares of KMF common stock outstanding.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal One: Merger — Market and Net Asset Value Information”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal One: Merger — Market and Net Asset Value Information — Distributions”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)	through (b) Name and Address; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Statement of Additional Information Relating to the Merger of Kayne Anderson Energy Infrastructure Fund, Inc. and Kayne Anderson NextGen Energy & Infrastructure, Inc.—Management”

(c)	Business and Background of Natural Persons. Not applicable.

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Background of the Merger”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

“Special Factors — Financing of the Cash Consideration”

“Special Factors — Costs of the Merger”

“Special Factors — Delisting and Deregistration”

“Special Factors — Dissenters’ or Appraisal Rights”

“Proposal One: Merger — Information About the Merger”

“Proposal One: Merger — Terms of the Agreement and Plan of Merger”

“Proposal One: Merger — Election and Exchange Procedures”

“Proposal One: Merger — Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal One: Merger — Required Vote”

“More Information About the Meeting — Dissenters’ or Appraisal Rights”

Appendix A: Merger Agreement

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Dissenters’ or Appraisal Rights”

“More Information About the Meeting — Dissenters’ or Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal One: Merger — Market and Net Asset Value Information — KYN/Acquirer”

“Proposal Two: Issuance of Additional KYN Common Stock in Connection with the Merger”

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Background of the Merger”

(b)	through (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Background of the Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

“Proposal One: Merger — Market and Net Asset Value Information”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Background of the Merger”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Proposal One: Merger — Information About the Merger”

“Proposal One: Merger — Terms of the Agreement and Plan of Merger”

“Proposal One: Merger — Election and Exchange Procedures”

“Special Factors — Financing of the Cash Consideration”

“Special Factors — Delisting and Deregistration”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

Appendix A: Merger Agreement

(c)	(1) through (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Background of the Merger”

“Proposal One: Merger — Investment Policies and Objectives of KYN”

“Proposal One: Merger — Comparison of the Companies”

“Special Factors — Primary Benefits and Detriments of the Merger”

“Special Factors — Delisting and Deregistration”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Background of the Merger”

“Special Factors — Primary Benefits and Detriments of the Merger”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Background of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Background of the Merger”

“Special Factors — Primary Benefits and Detriments of the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Background of the Merger”

“Proposal One: Merger — Information About the Merger”

“Proposal One: Merger — Terms of the Agreement and Plan of Merger”

“Proposal One: Merger — Election and Exchange Procedures”

“Special Factors — Financing of the Cash Consideration”

“Special Factors — Delisting and Deregistration”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

“Proposal One: Merger — Material U.S. Federal Income Tax Consequences of the Merger”

Appendix A: Merger Agreement

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)	through (b) Fairness; Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Background of the Merger”

“More Information About the Meeting — Outstanding Stock”

(c)	Approval of Security Holders. The Merger is not structured to technically require the approval of at least a majority of unaffiliated stockholders of KMF. However, the affiliated stockholders (consisting of KAFA and the officers and directors of KYN and KMF) own only a nominal amount of KMF common stock. As a result, affiliated stockholders are not able to exert significant influence over the approval of the Merger, which is required to be approved by majority of the outstanding KMF common and preferred stock (voting as a class).

In addition, the information set forth in the Proxy Statement under the following caption is incorporated by reference:

“More Information About the Meeting — Outstanding Stock”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Position of KYN as to the Fairness of the Merger”

“More Information About the Meeting — Outstanding Stock”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Position of KYN as to the Fairness of the Merger”

“Special Factors — Background of the Merger”

(f)	Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)	through (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Position of KYN as to the Fairness of the Merger”

(c)	Availability of Documents. Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)	through (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Costs of the Merger”

“Summary Term Sheet—Financing of the Cash Consideration”

“Special Factors — Financing of the Cash Consideration”

“Special Factors — Costs of the Merger”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)	through (b) Securities Ownership; Securities Transactions. The information set forth or incorporated by reference in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Summary Term Sheet—The Merger”

“Proposal One: Merger — Information About the Merger”

“Proposal One: Merger — Terms of the Agreement and Plan of Merger”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

“More Information About the Meeting — Outstanding Stock”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Interests of the Directors and Officers of KYN and KMF in the Merger”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

(e)	Recommendations of Others. Not applicable.

ITEM 13. FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth or incorporated by reference in this Transaction Statement or in the Proxy Statement under the following captions is incorporated herein by reference:

KYN’s Semi-Annual Report on Form N-CSRS for the semi-annual period ended May 31, 2023

KYN’s Annual Report on Form N-CSR for the fiscal year ended November 30, 2022

KYN’s Annual Report on Form N-CSR for the fiscal year ended November 30, 2021

KMF’s Semi-Annual Report on Form N-CSRS for the semi-annual period ended May 31, 2023

KMF’s Annual Report on Form N-CSR for the fiscal year ended November 30, 2022

KMF’s Annual Report on Form N-CSR for the fiscal year ended November 30, 2021

(b)	Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)	through (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors — Reasons for the Merger and Board Considerations”

“Special Factors — Background of the Merger”

“Special Factors — Interests of the Directors and Officers of KYN and KMF in the Merger”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes to the joint proxy statement/prospectus included therein, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Joint Proxy Statement/Prospectus of Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (the “Proxy Statement”) (incorporated herein by reference to KYN’s Registration Statement on Form N-14 (File No. 333-270879) filed concurrently with the SEC).
(a)(2)	Press Release dated March 27, 2023 relating to the Merger (filed with the SEC on March 27, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(3)	Overview of KYN & KMF Merger (filed with the SEC on March 27, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(4)	Frequently Asked Questions relating to the Merger (filed with the SEC on March 27, 2023 by KYN pursuant to Rule 425 under the Securities Act).

Exhibit No.	Description

(a)(5)	Investor Presentation relating to the Merger (filed with the SEC on March 27, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(6)	KYN Quarterly Letter Q1 2023 (filed with the SEC on April 6, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(7)	KMF Quarterly Letter Q1 2023 (filed with the SEC on April 6, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(8)	KYN Quarterly Letter (filed with the SEC on April 24, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(9)	KMF Quarterly Letter (filed with the SEC on April 24, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(10)	Press Release dated April 24, 2023 (filed with the SEC on April 24, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(11)	KYN KMF Combination Announcement Updated (filed with the SEC on April 24, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(12)	Frequently Asked Questions relating to the Merger (filed with the SEC on May 2, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(13)	KYN Quarterly Letter (filed with the SEC on June 30, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(a)(14)	KMF Quarterly Letter (filed with the SEC on June 30, 2023 by KYN pursuant to Rule 425 under the Securities Act).
(b)	Sixth Amended and Restated Credited Agreement dated as of February 24, 2023 between KYN and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 13.12 of KYN’s Registration Statement on Form N-14 (File No. 333-270879) filed concurrently with the SEC).
(c)	None.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2023, by and between KYN and KMF (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	Amended and Restated Support and Non-Election Agreement (incorporated by reference to Exhibit 13.15 of KYN’s Registration Statement on Form N-14 (File No. 333-270879) filed concurrently with the SEC).
(e)	None.
(f)(1)	KYN’s Articles of Amendment and Restatement (incorporated herein by reference to Exhibit 99.1 of Pre-Effective Amendment No. 3 to KYN’s Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 1, 2004).
(f)(2)	KYN’s Amended and Restated Bylaws (incorporated herein by reference to Exhibit 99.1 of Pre-Effective Amendment No. 4 to KYN’s Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 16, 2004).
(g)	None.
(h)	Tax Opinions of Paul Hastings LLP (incorporated by reference to Exhibit 12 of KYN’s Registration Statement on Form N-14 (File No. 333-270879) filed concurrently with the SEC).

Exhibit No.	Description

107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 8, 2023

KAYNE ANDERSON ENERGY INFRASTRUCTRE FUND, INC.

By:	/s/ A. Colby Parker
Name:	A. Colby Parker
Title:	Chief Financial Officer and Treasurer